AATI
Communications Meeting
May 26, 2011
Filed by Advanced Analogic Technologies Incorporated
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Advanced Analogic Technologies Incorporated
Commission File No.: 000-51349

Safe Harbor Statement

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Forward-Looking Statements
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The presentation contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor”
provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the ability of the parties to consummate the proposed
Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, the ability of Skyworks to successfully integrate AATI’s operations and employees, the ability to yield benefits for customers and employees, expected timing of closing the Merger, the ability of the combined company to address AATI’s customer’s demands, expected growth of the analog market, the complementary nature of the two companies’ products, Skyworks’ revenue growth and other financial metrics, and such other risks as identified in AATI’s most recent Annual Report on Form 10-K, as amended, and subsequent Quarterly Reports on Form 10-Q, each as filed with the SEC, which contain and identify important factors that could cause the actual results to differ materially from those contained in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “should,” “plans,” “anticipates,”
“expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.  Therefore, actual outcomes and results may differ materially from what is expressed herein.  AATI assumes no obligation to update any forward-looking statement contained in this document.

Agenda » AATI to be Acquired by Skyworks Solutions, Inc ($6.13) » Timeline » Implications » Skyworks Overview 3

Overview of Transaction
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Highly Synergistic Transaction
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Combines Skyworks’ Existing Leadership Position in Front-end
Technologies With AATI’s Innovative Power Management Solutions
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By Leveraging Skyworks’ Scale & Extensive Product Portfolio, AATI
Believes We Will Be Able to Better Address Our Customers’ Demand
For Highly Integrated PMIC Solutions
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Particularly as They Increasingly Demand Both Wireless Connectivity
And Power Efficiency Across Every Kind Of Electronic Platform
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Both Companies Share Common Vision & Realize Enormity & Growth
Potential of The Analog Power Management Semiconductor Market
And I’m Excited About The Possibility of Us Joining Forces

$20
$16
$12
$8
$4
$0
($B)
8% CAGR
$13.4
$14.1
$15.4
$16.8
$18.0
$19.4
2009
2010
2011
2012
2013
2014
Other
Automotive Electronics
Wired Communications
Wireless Communications
Consumer Electronics
Industrial Electronics
Computing / Storage

Source: Gartner Group and Internal Estimates

Analog Markets Present Substantial and Diversified Opportunities

ANALOGIC TECH

Skyworks May’11 Company Overview Skyworks View of Analog Market 5

Transaction Timeline
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Definitive Agreement Signed May’26
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Expect Legal Close of Transaction in July
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Integration Effort Led by Tony (AATI) & Steve (SW)
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Until Then AATI is an Independent Public Company & We Should
Continue Running it as Such

Implications
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Geographic: SKW Has No Northern CA Office
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Skillset: SKW Has Limited Power Mgt Capability
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Products: Complementary; No Overlap
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Customers: Many Common Customers, Many New Opportunities
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Projects: Continue as We’re Doing Now
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Integration: Planning Before Close, Activities Start After Close
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Job Continuity: Will Come From Integration Plan

Global Leader in RF and High Performance Analog

- 3,700 Global Employees | $1.3 Billion Revenue

Technology Leadership

- Systems Design Heritage | Strong IP Portfolio

Operational Scale

- Industry's Lowest Cost Structure | Unique Hybrid Manufacturing Model

Revenue Growth and Earnings Leverage

- Multi Year Growth Cycles | Diversified End Markets

Strong Shareholder Returns

- Peer Leading Profit Margins | ROIC >> WACC

ANALOGIC TECH

Skyworks at a Glance 8 Skyworks May’11 Company Overview

Revenue and Gross Margin %
$1,200
$1,000
$800
$600
$400
$200
$0
44%
43%
42%
41%
40%
39%
38%
Up 33%
FY07
FY08
FY09
FY10
Revenue($M)
GM%

EPS and Operating Margin %
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
25%
20%
15%
10%
5%
0%
Up 83%
FY07
FY08
FY09
FY10
EPS
OM%

ANALOGIC TECH

Skyworks Financials 9 Skyworks May’11 Company Overview

Quarterly Revenue and Gross Margin

$350
$325
$300
$275
$250
$225
$200
Revenue ($M)
46%
45%
44%
43%
42%
41%
Gross Margin
Up 37%
$238
42.3%
$325
43.9%
Q210
Q211

Quarterly Non-GAAP EPS and Operating Margin

$0.45
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
Non-GAAP EPS
40%
35%
30%
25%
20%
15%
10%
Operating Margin
Up 71%
$0.24
20.5%
$0.41
26.1%
Q210
Q211

ANALOGIC TECH

Skyworks Financials FQ2’11 10 Skyworks May’11 Company Overview

Net Cash ($M)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
($50)
($46)
$43
$240
$384
$479
FY08
FY09
FY10
Q2 FY11

ANALOGIC TECH

Skyworks Cash 11 Skyworks May’11 Company Overview Note: Cash Has Been Reduced By Recent Acquisition of SiGi

Capitalize on High Growth Market Opportunities

Capture a Leading Share Position Through Technology Leadership and Scale

Generate Superior Operating Results and Shareholder Returns

ANALOGIC TECH

Skyworks Strategy 12 Skyworks May’11 Company Overview

Mobile Internet	Linear Components	Vertical Markets

Growth Engine

Mobile Internet: NOKIA, RIM, SAMSUNG, htc, LG, MOTOROLA

Linear Components: SONY, HUAWEI, ERICSSON, hp, ZTE, Microsoft

Vertical Markets: Itron, LG, Honeywell, CISCO, SENSUS METERING SYSTEMS

Contribution

Mobile Internet	Linear Components	Vertical Markets
High Growth	*Broad Market Reach*	*Custom Solutions*
Scale	*Higher Margins*	*Highest Margins*
Technology Leadership	*Diversification*	*Long Life Cycles*

ANALOGIC TECH

Skyworks Key Growth Engines 13 Skyworks May’11 Company Overview

5230
Bionic
Curve 8530
WildFire S
Galaxy-S 4G
XPERIA
NOKIA
MOTOROLA
RIM
htc
SAMSUNG
Sony Ericsson

ANALOGIC TECH

Skyworks Mobile Customers 14 Skyworks May’11 Company Overview

Important Additional Information and Where
You Can Find It
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Additional Information and Where to Find It
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Skyworks Solutions, Inc. (“Skyworks”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a proxy statement of AATI and a prospectus of Skyworks, as well as other relevant materials in connection with the proposed merger of AATI with a wholly owned subsidiary of Skyworks (the
“Merger”), pursuant to which AATI would be acquired by Skyworks and Solutions, Inc. (“Skyworks”). The proxy statement/prospectus will contain important information about the proposed Merger and related matters. INVESTORS AND
STOCKHOLDERS ARE URGED TO READ THIS FILING CAREFULLY WHEN IT BECOMES AVAILABLE. Investors and stockholders will be able to obtain free copies of these documents and other documents filed with the SEC when they become available through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the documents filed by AATI with the SEC by contacting AATI’s Investor Relations at The Blueshirt Group, Lisa
Laukkanen, at (415) 217-4967 or by accessing AATI’s investor relations website at http://www.analogictech.com. Investors and stockholders will be able to obtain free copies of the documents filed by Skyworks with the SEC by contacting Skyworks’
Investor Relations at (949) 231-4700, or by accessing Skyworks’ investor relations website at http://www.skyworksinc.com.
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Participants in the Solicitation
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Skyworks, AATI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AATI in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the documents described above.
Additional information regarding Skyworks’ directors and executive officers is contained in Skyworks’ proxy statement dated, and filed with the SEC on, April 7, 2011.  Additional information regarding AATI’s directors and executive officers is also included in AATI’s Annual Report on form 10-K/A, which was filed with the SEC on May 2, 2011. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Skyworks and AATI at the web sites and phone numbers listed above.
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